June 29, 2011

Re:	Hitachi, Ltd. Form 20-F for Fiscal Year Ended March 31, 2010 Filed June 29, 2010 File No. 001-08320

Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to the comment received from the Staff via a letter dated June 16, 2011 relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2010, filed on June 29, 2010.

Regarding our response to the Staff’s comment, the Company recognizes and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below is our response to the Staff’s comment. For your convenience, we have restated the Staff’s comment in italicized type and have followed the comment with our response thereto.

1.
You state in your response to comment 4 of our letter dated March 15, 2011, that you disclosed to BIS prior sales of medical diagnostic equipment involving sanctioned countries made by a company you subsequently acquired. Please tell us whether, to the best of your knowledge and belief, any of the equipment, components, or technology that the acquired company provided, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, are controlled items included in the Commerce Control List maintained by BIS. If so, identify for us the items sold and the sanctioned countries to which they were sold; tell us whether any such items have military uses; and describe to us such possible

Mr. Terence O’Brien Securities and Exchange Commission	2	June 29, 2011

uses of which you are aware. Also, advise us whether, to the best of your knowledge and belief, any such items have been put to military uses by any of the referenced countries, and discuss any such uses of which you are aware.

In response to the Staff’s comment, we are currently continuing our investigation into the sale of products into Cuba, Iran, Sudan and Syria that was voluntarily reported to the Office of Foreign Assets Control at the Department of Treasury and the Bureau of Industry and Security at the Department of Commerce and described in footnote 4 to our letter dated June 3, 2011. Accordingly, we are not in a position to provide the requested information with absolute certainty. However, to the best of our knowledge and belief, the products are not items on the Commerce Control List maintained by the BIS. It is our understanding that the products are diagnostic ultrasound systems used in medical applications, including surgery, women’s health and cardiology. We have no knowledge of any application or use of these products, including for military purposes, for anything other than the medical purpose for which they were specifically designed and intended to be used. Furthermore, we respectfully note that these products are not of the type ordinarily found on the Commerce Control List and are normally classified as “EAR 99.”

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Mr. Terence O’Brien Securities and Exchange Commission	3	June 29, 2011

Please contact Theodore A. Paradise or Michael Dunn of Davis Polk & Wardwell LLP, our U.S. legal counsel, at +81-3-5561-4421 with any questions you may have regarding this letter.

Sincerely yours,

/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer
Hitachi, Ltd.

cc:	Hitoshi Matsuoka
Ernst & Young ShinNihon LLC

Jackson Day
Ernst & Young LLP, New York

Theodore A. Paradise
Michael T. Dunn
C. Wallace DeWitt
Miles E. Hawks
Davis Polk & Wardwell LLP